

November 24, 2021

Andrew Phillips
Chief Financial Officer
Helix Acquisition Corp
200 Clarendon Street
52nd floor
Boston, MA 02116

      Re: Helix Acquisition Corp
          Form 10-K for the Year Ended December 31, 2020
          Filed March 31, 2021
          Form 10-Q for the Nine Months Ended September 30, 2021
          Filed November 12, 2021
          File No. 001-39630

Dear Dr. Phillips:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Nine Months Ended September 30, 2021

Condensed Interim Financial Statements
Note 2--Revision of Previously Issued Financial Statements, page 8

1.   You disclose in Note 2 that you will present this revision in a prospective manner in all future filings and that the previously issued Initial Public Offering Balance Sheet and Form 10-Q's will not be amended. Please address the following:
   - Please provide us with your analysis under Staff Accounting Bulletin Topics 1:M and 1:N regarding this revision.
   - As part of that analysis, explain how you determined that retroactive revisions were not appropriate in this fact pattern.
   - Please explain why you have not yet filed a Form 8-K addressing the requirements of

Item 4.02 of that form.
- Please tell us your consideration that a material weakness in your disclosure controls and procedures and internal control over financial reporting does not exist in light of the revision.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences